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February 11, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Files Technical Report for the Caballo Blanco Project

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) (“Timmins Gold” or the “Company”), has today filed on SEDAR a National Instrument 43-101 technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” (the “Technical Report”) related to the Caballo Blanco Gold Project. The Technical Report has an effective date of May 7, 2012, was originally prepared for Goldgroup Mining Inc., and was readdressed to Timmins Gold on January 28, 2015. Information from the Technical Report was referred to in the Company’s press release dated December 18, 2014.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2015 at a cash cost of $800 to $850 per ounce. The Company also owns the Caballo Blanco open-pit heap leach project in Veracruz, Mexico.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include projections, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.